N E W S R E L E A S E

December 17, 2002	Trading Symbols:
News Release 02-21	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER SILVER STANDARD TO RAISE US$2,227,500 IN PRIVATE PLACEMENT

Vancouver, B.C. — Silver Standard Resources Inc. reports a private placement of 550,000 units at a price of US$4.05 per unit with Elliott International, L.P. and The Liverpool Limited Partnership. Proceeds will total US$2,227,500 before expenses and the private placement is subject to TSX Venture Exchange approval and a four-month hold period from the date of closing.

The purchasers, which are part of a US$2 billion group of funds, already hold a 56.6% interest in Sunshine Argentina, Inc., the holder of the rights to the Pirquitas silver project in Argentina. Silver Standard holds the remaining 43.4% interest in Sunshine Argentina, Inc. and is the operator of the Pirquitas silver project. The private placement expands on the relationship between the parties.

Each unit consists of one common share and 0.55 of one non-transferable common share purchase warrant. Each whole warrant is exercisable on payment of US$5.05 into one common share of Silver Standard for a period of two years. A finder’s fee of 4.25% of the gross proceeds of the offering is payable in cash on closing.

Silver Standard is well-financed with a cash position of approximately C$17 million on closing. Its core silver-dominant projects are located in Australia, Argentina, Chile, Mexico and the United States.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.